UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                       Partner Communications Company Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


          Ordinary Shares (par value New Israeli Shekel 0.01 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    70211M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

----------------------------------- --------------------------------------------
Amikam Shorer, Adv.       Ori Gur Arieh, Adv.         Adam M. Klein, Adv.
2 Dov Friedman St.        42 Pinkas Street            Goldfarb, Levy, Eran & Co.
Ramat-Gan 52141 Israel    Netanya 42134 Israel        2 Weizmann Street
Tel: +972-3-753-0900      Tel: +972-9-860-2261        Tel Aviv 64239 Israel
                                                      Tel: +972-3-608-9999


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 7, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            CUSIP No. 70211M109

1           NAMES OF REPORTING PERSONS
            Matav Investments Ltd.

            (No U.S. I.D. Number)

--------------------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                      (b) [ ]


--------------------------------------------------------------------------------

3            SEC USE ONLY

--------------------------------------------------------------------------------


4            SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]


--------------------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Israel

--------------------------------------------------------------------------------

                                     7          SOLE VOTING POWER

NUMBER OF                                       0
 SHARES
BENEFICIALLY                         8          SHARED VOTING POWER
OWNED BY
  EACH                                          9,668,370**
REPORTING
 PERSON                              9          SOLE DISPOSITIVE POWER
  WITH                                          0

                                     10         SHARED DISPOSITIVE POWER
                                                9,668,370**




--------------------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             9,668,370

-------------------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*  |X|



------------ -------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.3%

------------ -------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             CO
------------ -------------------------------------------------------------------
**This excludes additional shares of the Company that the Reporting Persons may be deemed to beneficially hold as a result of agreements entered into with other shareholders of the Company regarding, inter alia, the disposition of the Reporting Persons' shares of the Company as described in Items 4-6 below.

            CUSIP No. 70211M109


1            NAMES OF REPORTING PERSONS
             Matav Cable Systems Media Ltd.

             (No U.S. I.D. Number)

------------ -------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                      (b) |_|


------------ -------------------------------------------------------------------

3            SEC USE ONLY


------------ -------------------------------------------------------------------

4            SOURCE OF FUNDS*

             N/A

------------ -------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|X|


------------ -------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Israel
------------ -------------------------------------------------------------------


                                              7        SOLE VOTING POWER

NUMBER OF                                              0
 SHARES
BENEFICIALLY                                  8        SHARED VOTING POWER
OWNED BY
  EACH                                                 9,668,370**
REPORTING
 PERSON                                       9        SOLE DISPOSITIVE POWER
  WITH
                                                       0


                                              10       SHARED DISPOSITIVE POWER

                                                       9,668,370**




11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             9,668,370

------------ -------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES* [X]




------------ -------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.3%
------------ -------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*

             CO
------------ ------------------------------------------------------------------
**This excludes additional shares of the Company that the Reporting Persons may be deemed to beneficially hold as a result of agreements entered into with other shareholders of the Company regarding, inter alia, the disposition of the Reporting Persons' shares of the Company as described in Items 4-6 below.

            CUSIP No. 70211M109


------------ -------------------------------------------------------------------

1            NAMES OF REPORTING PERSONS
             Eurocom Communications Limited

             (No U.S. I.D. Number)

------------ ------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                      (b) |_|

------------ -------------------------------------------------------------------

3            SEC USE ONLY

------------ -------------------------------------------------------------------

4            SOURCE OF FUNDS*

             N/A

------------ -------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|


------------ -------------------------------------------------------------------

6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Israel

--------------------------------------------- ---------- -----------------------

                                              7        SOLE VOTING POWER

NUMBER OF                                              0
 SHARES
BENEFICIALLY                                  8        SHARED VOTING POWER
OWNED BY
  EACH                                                 11,626,616**
REPORTING
 PERSON                                       9        SOLE DISPOSITIVE POWER
  WITH
                                                       0


                                              10       SHARED DISPOSITIVE POWER

                                                       11,626,616**


------------ -------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              11,626,616

------------ -------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*  |X|



------------ -------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.3%

------------ -------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*
             CO
------------ -------------------------------------------------------------------

**This excludes additional shares of the Company that the Reporting Persons may be deemed to beneficially hold as a result of agreements entered into with other shareholders of the Company regarding, inter alia, the disposition of the Reporting Persons' shares of the Company as described in Items 4-6 below.

            CUSIP No. 70211M109


------------ -------------------------------------------------------------------

1            NAMES OF REPORTING PERSONS
             Eurocom Holdings (1979) Ltd.

             (No U.S. I.D. Number)

------------ -------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                      (b) |_|


------------ -------------------------------------------------------------------

3            SEC USE ONLY


------------ -------------------------------------------------------------------

4            SOURCE OF FUNDS*

             N/A

------------ -------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

------------ -------------------------------------------------------------------


6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Israel

--------------------------------------------- ---------- -----------------------

                                              7        SOLE VOTING POWER

NUMBER OF                                              0
 SHARES
BENEFICIALLY                                  8        SHARED VOTING POWER
OWNED BY
  EACH                                                 11,626,616**
REPORTING
 PERSON                                       9        SOLE DISPOSITIVE POWER
  WITH
                                                       0

                                              10       SHARED DISPOSITIVE POWER

                                                       11,626,616**





11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              11,626,616

------------ -------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*  |X|



------------ -------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.3%
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*
             CO
------------ -------------------------------------------------------------------

**This excludes additional shares of the Company that the Reporting Persons may be deemed to beneficially hold as a result of agreements entered into with other shareholders of the Company regarding, inter alia, the disposition of the Reporting Persons' shares of the Company as described in Items 4-6 below.

            CUSIP No. 70211M109


------------ -------------------------------------------------------------------

1            NAMES OF REPORTING PERSONS
             Shaul Elovitch

              (No U.S. I.D. Number)

------------ -------------------------------------------------------------------

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                      (b) |_|


------------ -------------------------------------------------------------------

3            SEC USE ONLY


------------ -------------------------------------------------------------------

4            SOURCE OF FUNDS*

             N/A

------------ -------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

------------ -------------------------------------------------------------------


6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Israel

--------------------------------------------- ---------- -----------------------

                                              7        SOLE VOTING POWER

NUMBER OF                                              0
 SHARES
BENEFICIALLY                                  8        SHARED VOTING POWER
OWNED BY
  EACH                                                 11,626,616**
REPORTING
 PERSON
  WITH                                        9        SOLE DISPOSITIVE POWER

                                                       0

                                              10       SHARED DISPOSITIVE POWER

                                                       11,626,616**



------------ -------------------------------------------------------------------

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              11,626,616

------------ -------------------------------------------------------------------

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*  |X|



------------ -------------------------------------------------------------------

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.3%

------------ -------------------------------------------------------------------

14           TYPE OF REPORTING PERSON*
             IN
------------ -------------------------------------------------------------------

**This excludes additional shares of the Company that the Reporting Persons may be deemed to beneficially hold as a result of agreements entered into with other shareholders of the Company regarding, inter alia, the disposition of the Reporting Persons' shares of the Company as described in Items 4-6 below.

Item 1.           Security and Issuer.

                  This Schedule 13D relates to the Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Partner Communications Company Ltd., an Israeli corporation (the "Company"). The Company's principal executive offices are located at 8 Amal Street, Afeq Industrial Park, Rosh Ha'ayin 48103, Israel.

Item 2.           Identity and Background.

                  This Schedule 13D is filed Jointly by: Matav Cable Systems Media Ltd. ("Matav") and Matav Investments Ltd. ("Matav Investments" and, together with Matav, the "Matav Persons"); Eurocom Communications Ltd. ("Eurocom"), Eurocom Holdings (1979) Ltd. ("Eurocom Holdings") and Mr. Shaul Elovitch ("Elovitch" and, together with Eurocom and Eurocom Holdings, the "Eurocom Persons") (each, a "Reporting Person", and collectively, the "Reporting Persons").

                  Information regarding the executive officers and directors of each of the Reporting Persons, the controlling persons of each of the Reporting Persons, if any, and the executive officers and directors of such controlling persons is set forth in Appendix A hereto, which is incorporated herein by reference.

                  (1) Matav Investments: Matav Investments Ltd. is an Israeli holding company, with its principal offices at 42 Pinkas Street, Netanya 42134, Israel. It is a wholly owned subsidiary of Matav and the direct holder of 9,668,370 Ordinary Shares, constituting 5.3% of the outstanding Ordinary Shares.

                  (2) Matav: Matav Cable Systems Media Ltd. is an Israeli company listed on the Tel Aviv Stock Exchange and the NASDAQ National Market, with its principal offices at 42 Pinkas Street, Netanya 42134, Israel. It is one of Israel's three cable television providers.

                  (3) Eurocom: Eurocom Communications Ltd. is a private Israeli investment company, with its principal offices at 2 Dov Friedman Street, Ramat Gan 52141, Israel. It is the direct holder of 11,626,616 Ordinary Shares, constituting 6.3% of the outstanding Ordinary Shares.

                  (4) Eurocom Holdings: Eurocom Holdings (1979) Ltd. is a private Israeli holding company, with its principal offices at 2 Dov Friedman Street, Ramat Gan 52141, Israel. It holds 50.3% of the outstanding share capital of Eurocom.

                  (5) Shaul Elovitch: Mr. Shaul Elovitch is the holder of 80% of the voting shares and 75% of the management shares of Eurocom Holdings. He is also a direct holder of 0.67% of the shares of Eurocom. His present principal occupation is Chairman and Chief Executive Officer of Eurocom and his address is 2 Dov Friedman Street, Ramat Gan, Israel.



Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of the Transaction.

               On February 7, 2005, Elbit Limited ("Elbit"), Polar Communications Ltd. ("Polar") and Eurocom offered to sell all of their Ordinary Shares to the Company (the "Buyback") and granted Matav an option to participate in the Buyback. On the same date, such shareholders entered in an agreement with Hutchison Telecommunications (Netherlands) B.V. ("Hutchison BV") that, among other things, sets forth terms and conditions for the sale of Ordinary Shares by such shareholders in the event that the Buyback does not occur under certain circumstances (the "Fallback Arrangement"). The Buyback and the Fallback Arrangement are summarized in Item 6 below.

         The purpose of such transactions is to enable these shareholders to realize their respective investments in the Company, which were made upon the founding of the Company in 1997. The sale of shares by such shareholders is restricted by the terms of Company's license (the "License") issued by the Israeli Ministry of Communications, which has recently expressed its willingness to relax such restrictions.

         Except as set forth in Item 6 below, none of the Reporting Persons, nor, to the best of their knowledge, any of their respective directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of the Schedule 13D rules.

Item 5.  Interest in Securities of the Issuer.

         (a)- (b) As a result of the Buyback offer and the Fallback Arrangement, the Reporting Persons, together with Elbit and Polar, are deemed to have formed a group for the purpose of disposing Ordinary Shares (the "Group"). Accordingly, each member of the Group may be deemed to beneficially own, by virtue of sharing the power to dispose, the Ordinary Shares of the other members of the Group. The total number of Ordinary Shares owned by the Group is 41,386,575, constituting approximately 22.5% of the outstanding Ordinary Shares. In addition, by virtue of the voting provision described under Item 6 below, the Reporting Persons may be deemed to constitute a group with Hutchison BV (and affiliates thereof) and to beneficially own, by virtue of sharing the power to vote, the Ordinary Shares of the other members of such group. The total number of Ordinary Shares owned by such group is 120,326,679, constituting approximately 65.4% of the outstanding Ordinary Shares. Each Reporting Person disclaims beneficial ownership of the Ordinary Shares held by any other person. As of January 19, 2005, there were 184,086,340 Ordinary Shares outstanding, based on information provided by the Company.


                         Number of Ordinary        Percentage of Outstanding
Name                     Shares Held               Ordinary Shares
---------------------------------------- --------------------------------------

Elbit                    15,856,551                8.6%
---------------------------------------- --------------------------------------

Eurocom Persons          11,626,616                6.3%

---------------------------------------- --------------------------------------
Polar                     4,235,038                2.3%
---------------------------------------- --------------------------------------

Matav Persons             9,668,370                5.3%

---------------------------------------- --------------------------------------
Total                    41,386,575               22.5%
---------------------------------------- --------------------------------------

(c) No transactions were entered into in the past 60 days, except as described under Item 6 below and a sale of 470 Ordinary Shares on January 16, 2005, by a partnership in which Mr. Shimon Cheifetz, a director of Matav and Matav Investments, holds 50%. The sale was effected on the Tel Aviv Stock Exchange.


(d) Not applicable.
(e) Not applicable.

Item 6.     Contracts, Arrangements or Relationships With Respect to
            Securities of the Issuer.
Buyback
         On February 7, 2005, Elbit, Polar, and Eurocom offered to sell to the Company, severally and not jointly, an aggregate of 31,718,205 Ordinary Shares, representing all of their Ordinary Shares, for aggregate consideration of between NIS 984.6 million ($225.2 million) and NIS 1.02 billion ($233.6 million) (the "Buyback Offer"). Matav has the option to participate in the Buyback. In the event that Matav exercises this option, the Buyback would increase to an aggregate of 33,317,932 Ordinary Shares (and the aggregate purchase price would increase accordingly), which would be allocated among the selling shareholders pursuant to their respective ownership of Ordinary Shares. If Matav does not exercise its option to participate in the Buyback, then for a period of 90 days following the closing of the Buyback, Matav will have an option to sell an aggregate of 5,755,974 Ordinary Shares to Elbit, Eurocom and Polar, severally and not jointly, at the price paid by the Company in the Buyback, plus interest, in the respective proportions that would have resulted had Matav participated in the Buyback. Matav has the right to transfer to its lending banks (namely, Bank Hapoalim, Bank Leumi, Bank Discount and First International Bank of Israel) the foregoing options, along with the underlying Ordinary Shares.

         The Buyback is subject to various conditions, including:

         the consent of the Company's lending banks in respect of their pledge on the Ordinary Shares of the selling shareholders;

         the receipt of financing by the Company;

         the approval of the Company's audit committee, board of directors and shareholders;

         the consent of the Israeli Ministry of Communications; and

         the approval of the Israeli Antitrust Authorities of the increase of the holding in the Company by Hutchison Telecommunications International Ltd. and its affiliates to more than 50% as a result of the Buyback.

         The sale price formula of the Buyback reflects a 10% discount from the 20-trading day volume weighted average market price of the Ordinary Shares on the Tel Aviv Stock Exchange prior to the meeting of the Company's shareholders in which the Buyback is approved, up to a maximum price of NIS 32.22 per share ($7.37 based on the applicable exchange rate of NIS 4.372 per $1.00) but not below NIS 31.04 per share ($7.10 based on such exchange rate). The closing price of the Ordinary Shares on the Tel Aviv Stock Exchange on February 28, 2005, was NIS 39.25 per share.

         The offer letter provides that the Buyback offer will terminate on the date that any of the following occur: (i) on or before 21 days from the date of the Buyback offer, the Company shall have failed to (A) accept the Buyback offer following the approval of its Audit Committee and Board of Directors or (B) publish a notice convening a shareholder meeting to approve the Buyback scheduled for a date within 51 days from the date of the Buyback offer, provided, that if the Company shall not yet have received the required approvals of the Israeli Ministry of Communications and its lending banks for the financing of the Buyback, then the Company shall be entitled to defer the publication of such shareholder meeting notice to a date no later than 41 days from the date of the Buyback offer and to defer the scheduled date of such meeting to no later than 71 days from the date of the Buyback offer; (ii) the Company shall have announced the cancellation of such shareholder meeting or its postponement to a date later than 51 days from the date of the Buyback offer (or 71 days, if applicable); (iii) the shareholders of the Company shall have failed to duly approve the Buyback at the shareholder meeting convened for such purpose; or (iv) at the election of the selling shareholders, the Buyback shall not have closed within 80 days from the date of the Buyback offer, provided they are not in material breach of the provisions of the Buyback offer.

         On February 28, 2005, the Company accepted the Buyback offer. The Buyback is still subject to the receipt of regulatory consents and approval of the Company's shareholders.

Fallback Arrangement

         On February 7, 2005, Elbit, Eurocom, Polar and Matav (the "Israeli Shareholders") also entered into an agreement with Hutchison BV relating to the sale of Ordinary Shares if the Buyback fails to be consummated in certain circumstances, including: (i) any directors of the Company nominated by Hutchison or an affiliate thereof vote against the Buyback at the applicable meeting of the Board of Directors; (ii) the failure of the Company to obtain a commitment for financing of the Buyback within 41 days; (iii) the failure of the Company to publish a notice within 41 days calling for a shareholders meeting for the purpose of approving the Buyback, subject to certain exceptions; (iv) Hutchison BV or an affiliate thereof fails to vote in favor of the Buyback in the shareholders meeting to be convened for the purpose of approving the Buyback; (v) the cancellation or postponement of such shareholders meeting; or
(vi) or the failure of the shareholders to approve the Buyback at such shareholders meeting. The date of occurrence of any of the foregoing is referred to as the "Effective Date"; provided, however, that despite the occurrence of any of the foregoing, the Israeli Shareholders are entitled to deem the Effective Date not to have occurred.

         The Fallback Arrangement contemplates three types of sale transactions, subject to applicable conditions similar to those of the Buyback Offer, other than the receipt of financing and corporate approvals of the Company:

         (A) From the Effective Date, the Israeli Shareholders will be entitled to sell as a group, pro rata based upon their respective ownership percentages of Ordinary Shares, in one or more transactions, up to an aggregate of approximately 9.71% of the Ordinary Shares outstanding on the applicable sale dates, to any third parties at a price per share not lower than 90% of the market price of the Ordinary Shares at that time, but not otherwise. The number of Ordinary Shares permitted to be sold by each Israeli Shareholder would vary depending on whether or not Matav exercises its option to participate in such sale.

         (B) From the Effective Date, for a period of ten business days, the Israeli Shareholders, pro rata based upon their respective ownership percentages of Ordinary Shares, would grant to Hutchison BV a call option to purchase from them, severally and not jointly, an aggregate of 2% of the outstanding Ordinary Shares. Each Israeli Shareholder's percentage of the Ordinary Shares that is subject to the call option would vary depending on whether or not Matav exercises its option to participate in such transaction. The exercise price of the 2% call option equals a 12% discount from the market price of the Ordinary Shares at the time, subject to adjustment in Hutchison BV's favor based on the price of sales of the Ordinary Shares made pursuant to Clause (C) below. For so long as no Ordinary Shares are sold by any Israeli Shareholders pursuant to Clause (C) below, then, within six months from the closing of the call option transaction, Hutchison BV would have the right to sell back the Ordinary Shares purchased pursuant to the call option to the respective Israeli Shareholders, at the price equal to the purchase price paid by Hutchison BV, plus interest.

         (C) Following the sale of all the Ordinary Shares permitted to be sold pursuant to Clause (A) above, if any of the Israeli Shareholders seek to sell, in one or more transactions, any additional Ordinary Shares up to 5.48% of the outstanding Ordinary Shares (or 7.48%, if Hutchison BV did not exercise its 2% call option), Hutchison BV will have a right of first refusal to purchase such Ordinary Shares at a 12% discount from the market price of the Ordinary Shares at that time. If Hutchison BV does not exercise such right in full, the Israeli Shareholders will be entitled, during the next 90 days, to sell the unexercised portion of such Ordinary Shares to any third parties in one or more transactions, provided that the price per share for each sale is not be less than the price offered to Hutchison BV. Each Israeli Shareholder's percentage of the Ordinary Shares that is subject to the right of first refusal would vary depending on whether or not Matav exercises its option to participate in such sale.

         The Israeli Shareholder undertook to ensure that if Hutchison would exercise all its options to purchase Ordinary Shares pursuant to Clauses (B) and
(C) above, it would hold more than 50% of the outstanding Ordinary Shares.

         Matav has the option to participate in the sales described in Clauses
(A), (B) and (C) above, in whole but not in part. In addition, Elbit, Eurocom and Polar granted Matav a 90-day option entitling Matav to sell such number of Ordinary Shares to Elbit, Eurocom and Polar, severally and not jointly, pro rata based upon their respective ownership percentages of Ordinary Shares, that would cause all the Israeli Shareholders to be in the same position had Matav elected initially to participate in the sales of Ordinary Shares under the Fallback Arrangement. If Matav exercises such option, it would become subject to the options granted to Hutchison BV described above. In the event that Matav does not exercise such option, then Matav will be solely responsible for maintaining the minimum percentage of Ordinary Shares required under the terms of the License to be held by Israeli shareholders. Matav has the right to transfer to its lending banks (namely, Bank Hapoalim, Bank Leumi, Bank Discount and First International Bank of Israel) the foregoing options, along with the underlying Ordinary Shares.

         In addition, the parties to the Fallback Arrangement agreed to amend the Relationship Agreement (as defined below) upon the earlier to occur of (a) the closing of the Buyback and (b) the closing in full of Hutchison BV's option described in Clause (B) above or the expiration thereof unexercised. Such amendment would result in, among other things, the termination of the voting provisions of the Relationship Agreement. In addition, the parties agreed to amend the Relationship Agreement from time to time to reflect changes in the restrictions on the Company's founding shareholders under the License.

         Upon the closing of the Buyback or of the sales of all the Ordinary Shares pursuant to Clause (A) above, the nominees of the Israeli Shareholders will resign from the Company's Board of Directors, subject to any applicable requirements under applicable law or the License. Finally, each party to the Fallback Arrangement undertook to vote all their Ordinary Shares in favor of the Buyback at the Company's shareholders meeting to be called for such purpose. Relationship Agreement

         The Israeli Shareholders, Hutchison BV and Advent Investments Pte Ltd. ("Advent"), which is an affiliate of Hutchison BV, are parties to a Relationship Agreement that was initially entered into on October 10, 1999 among the Company's founding shareholders prior to the Company's initial public offering (as amended through February 7, 2005, the "Relationship Agreement").

         The Relationship Agreement relates to the holdings of Ordinary Shares and the rights and obligations associated with such holdings and contains detailed provisions whereby the number of directors of the Company that each of the parties is entitled to nominate may be reduced or where the right to nominate a director may be transferred or assigned. The parties, other than Matav and Eurocom, are required by the Relationship Agreement to vote for the nominees of the other parties. Currently, the Company's Board of Directors consists of 17 directors of whom seven are nominated by Advent, one by Hutchison BV, two by each of Matav, Elbit and Eurocom, and three are independent directors.

         As described above under "Fallback Arrangement," the voting provisions of the Relationship Agreement will terminate upon the earlier to occur of (a) the closing of the Buyback and (b) the closing in full of Hutchison BV's option described in Clause (B) under "Fallback Arrangement" or the expiration thereof unexercised.

Item 7.           Material to be Filed as Exhibits.

Exhibit 1 Relationship Agreement, dated October 10, 1999, among Matav-Cable Systems Media Ltd., Hutchison Whampoa Limited and Matbit, incorporated by reference to the Company's registration statement filed on Form F-1 (No. 333-10992) on October 26, 1999.

Exhibit 2 Amendment No. 1 to Relationship Agreement, dated April 23, 2002, among Matav-Cable Systems Media Ltd., Hutchison Whampoa Limited and Matbit, incorporated by reference to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2001.

Exhibit 3         Buyback Offer, dated February 7, 2005.

Exhibit 4         Fallback Agreement, dated February 7, 2005.

Exhibit 5         Joint Filing Agreement pursuant to Rule 13-1(k)(1), dated
                  March 1, 2005.

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, each of the signatories with respect to itself certify that the information set forth in this statement is true, complete and correct.


                             MATAV INVESTMENTS LTD.

                             By: /s/ Assaf Bartfeld
                                 ------------------

                             Name: Assaf Bartfeld
                             Title: Director

                             By: /s/ Meir Srebernik
                                 ------------------

                             Name: Meir Srebernik
                             Title: Director


                             MATAV CABLE SYSTEMS MEDIA LTD.

                             By: /s/ Assaf Bartfeld
                                --------------------
                             Name: Assaf Bartfeld
                             Title: Director

                             By: /s/ Meir Srebernik
                                ---------------------
                             Name: Meir Srebernik
                             Title: Director


                             EUROCOM COMMUNICATIONS LTD.

                             By: /s/ SHAUL ELOVITCH
                                 -------------------

                             Name: Shaul Elovitch
                             Title: Chairman


                             EUROCOM HOLDINGS (1979) LTD.

                             By: /s/ SHAUL ELOVITCH
                                 -------------------

                             Name: Shaul Elovitch
                             Title: Chairman



                             /s/ SHAUL ELOVITCH
                             ------------------

                             SHAUL ELOVITCH

Date: March 3, 2005

                                   APPENDIX A


The name, business or residence address, principal occupation and name, address and business of employer of each controlling shareholder, executive officer and director of the Reporting Persons. are set forth below.


                       Directors and Executive Officers of
                             Matav Investments Ltd.

Citizenship is the same as country of address, unless otherwise noted [FN 1].

---------------------------------------- --------------------------------------
   Name & Address          Position   Current Principal Occupation

---------------------------------------- --------------------------------------
   Meir Srebernik          Director   Chairman, Matav Cable Systems Media Ltd.


-------------------------------------- --------------------------------------
   Assaf Bartfeld           Director   Chief Executive Officer, Delek Group Ltd.

--------------------------------------------------------------------------------
   Moshe Amit              Director   Chairman, Delek - The Israeli Gas Company
                                      Ltd.

---------------------------------------- --------------------------------------
   Menashe Raz             Director   Journalist

---------------------------------------- --------------------------------------
   Gavriel Last            Director   Chairman of several companies

---------------------------------------- --------------------------------------
   Hananya Gibstein        Director   Businessman

---------------------------------------- --------------------------------------
   Shimon Cheifetz [FN 2] Director   Businessman
---------------------------------------- --------------------------------------

   Yehoshua Gibstein       Alternate  Businessman
                           Director
---------------------------------------- --------------------------------------

                       Directors and Executive Officers of
                         Matav Cable Systems Media Ltd.

Citizenship is the same as country of address, unless otherwise noted [FN 3].

---------------------------------------- --------------------------------------
Name & Address        Position                   Current Principal Occupation

---------------------------------------- --------------------------------------

Shimon Cheifetz[FN 4] Director                   Businessman

--------------------------------------------------------------------------------

Hananya Gibstein      Director                   Businessman
---------------------------------------- --------------------------------------

Yair Keusch           Director                   Business

---------------------------------------- --------------------------------------
Yeshayahu Drori       Director                   Businessman


---------------------------------------- --------------------------------------

Assaf Bartfeld         Director                   Chief Executive Officer, the
                                                 Delek Group Ltd.

---------------------------------------- --------------------------------------
Meir Srebernik        Director                   Chairman of the Board, Matav
                                                 Cable Systems Media Ltd.

---------------------------------------- --------------------------------------
Moshe Amit            Director                   Chairman, Delek - The Israeli
                                                 Gas Company Ltd.

-------------------------------------------------------------------------------
Menashe Raz           Director                   Journalist


---------------------------------------- --------------------------------------
Gavriel Last          Director                   Chairman of several companies


--------------------------------------------------------------------------------
Yehoshua Gibstein     Alternate Director         Businessman

---------------------------------------- --------------------------------------
Amit Levin            Chief Executive Officer    Chief Executive Officer
---------------------------------------- --------------------------------------
Ori Gur Arieh         General Counsel and        General Counsel and Company
                      Company Secretary          Secretary
---------------------------------------- --------------------------------------

Shalom Bronstein      Chief Financial Officer    Chief Financial Officer
---------------------------------------- --------------------------------------


On March 30, 2003, the State of Israel (through the representatives of the Attorney General of the Ministry of Industry, Trade and Labor) filed an indictment in the Netanya Magistrate Court against Matav, Mr. Amit Levin, the Chief Executive Officer of Matav, and against Mr. Doron Admati, the marketing and programming manager of Matav at the time relevant to the indictment, for the offense of `Prohibition to Mislead Consumers Regarding a Material Issue in a Transaction' according to the Consumer's Protection Law, 1981. In accordance with the indictment, the defendants are alleged to have misled consumers within the framework of a certain publication published in connection with a certain sales promotion campaign. Subsequently, Messrs. Levin and Admati were dropped from the indictment. On November 25, 2003, the court approved a plea bargain with the Attorney General, pursuant to which Matav admitted the facts in the amended indictment, paid a fine of NIS 60,000 and its CEO, Amit Levin, signed an undertaking on behalf of Matav to pay an additional fine of NIS 60,000 if the offense is repeated within two years.

                       Directors and Executive Officers of
                           Eurocom Communications Ltd.

Citizenship is the same as country of address, unless otherwise noted [FN 5].


Name & Address                Position      Current Principal Occupation

---------------------------------------- --------------------------------------
Yudi Levy                     Director     Managing Partner, Goldfarb, Levy,
Goldfarb, Levy, Eran & Co.                 Eran & Co., Law Offices
2 Weizmann Street
 Tel Aviv 64239, Israel

---------------------------------------- --------------------------------------
Irit Izacson                  Director     Director in companies
15 Matityahu Cohen Street
Tel Aviv, Israel

---------------------------------------- --------------------------------------
Shaul Elovitch [FN 6]         Director     Chairman & Chief Executive Officer

---------------------------------------- --------------------------------------
Yossi Elovitch [FN 7]         Director     Executive Vice President, Eurocom
                                           Marketing (1986) Ltd.

---------------------------------------- --------------------------------------
Shlomo Nechama [FN 8]         Director     Chief Executive Officer, Arison
23 Shaul Ha'Melech Blvd.                   Investments Ltd; Chairman, Bank
Tel Aviv, Israel                           Hapoalim Ltd.

---------------------------------------- --------------------------------------
Iris Elovitch                 Director     Assistant to Chief Executive
                                           Officer

---------------------------------------- --------------------------------------
Eurocom Holdings (1979) Ltd.  Director      N/A

---------------------------------------- --------------------------------------
Amikam Shorer                 Vice President       General Counsel
                              Business Affairs
                              & General Counsel

---------------------------------------- --------------------------------------
Or Elovitch                    Vice President      Vice President, Corporate
                              Corporate            Development & Investments
                              Development
                              & Investments

---------------------------------------- --------------------------------------
Felix Cohen                   Chief Financial      Chief Financial Officer
                              Officer
---------------------------------------- --------------------------------------

                       Directors and Executive Officers of
                          Eurocom Holdings (1979) Ltd.

Citizenship is the same as country of address, unless otherwise noted [FN 9].

---------------------------------------- --------------------------------------
Name & Address           Position       Current Principal Occupation

---------------------------------------- --------------------------------------
Shaul Elovitch [FN 10]   Director      Chairman & Chief Executive Officer
                                        - Eurocom Communications Ltd.

---------------------------------------- --------------------------------------
Yossi Elovitch [FN 11]   Director      Executive Vice President, Eurocom
                                        Marketing (1986) Ltd.
---------------------------------------- --------------------------------------

                            Directors and Officers of
                    Delek Investments and Properties Ltd. [FN 12]

---------------------------------------- --------------------------------------
Name and Address       Position                   Current Principal Occupation

---------------------------------------- --------------------------------------
Gavriel Last        Chairman of the Board         Chairman of several
                                                     companies

---------------------------------------- --------------------------------------
Assaf Bartfeld      President and Chief           Chief Executive Officer Delek
                    Executive                     Group Ltd.
                    Officer

---------------------------------------- --------------------------------------
Ron Elroy           Vice President                Businessman
                    and Director

---------------------------------------- --------------------------------------
Yaakov Friedgoot    Director, Chief              Director, Chief Legal Advisor
                    Legal Advisor                and Company Secretary
                    and Company
                    Secretary
---------------------------------------- --------------------------------------
Ronel Ben-Dov       Vice President               Vice President and Chief
                    and Chief                    Financial Officer
                    Financial
                    Officer
---------------------------------------- --------------------------------------

                            Directors and Officers of
                             Delek Group Ltd. [FN 13]

---------------------------------------- --------------------------------------
Name and Address      Position                 Current Principal Occupation
---------------------------------------- --------------------------------------
---------------------------------------- --------------------------------------
Gavriel Last          Chairman of the Board    Chairman of several companies


---------------------------------------- --------------------------------------
Assaf Bartfeld        President and Chief      President and Chief Executive
                      Executive Officer        Officer

---------------------------------------- --------------------------------------
Mazal Bronstein       Director                 Marketing of real estate

---------------------------------------- --------------------------------------
Moshe Amit            Director                 Chairman of Delek Group
---------------------------------------- --------------------------------------

Ronel Ben-Dov         Vice President and       Vice President and Chief
                      Chief Financial          Financial Officer
                      Officer

---------------------------------------- --------------------------------------
Benjamin Davidai      Director                 Director of several companies

---------------------------------------- --------------------------------------
Shimon Veig           External Director        Businessman
---------------------------------------- --------------------------------------

--------
1 Unless otherwise noted, the address for all persons listed is 42 Pinkas Street, Netanya, Israel.

2 Mr. Cheifetz is a holder of 20% in interest of a partnership which holds 323 Shares of the Company.

3 Unless otherwise noted, the address for all persons listed is 42 Pinkas Street, Netanya, Israel.

4 Mr. Cheifetz is a holder of 20% in interest of a partnership which holds 323 Ordinary Shares.

5 Unless otherwise noted, the address for all persons listed is 2 Dov Friedman Street, Ramat Gan, Israel.

6 Indirectly holds shares in the Company through holdings of 0.67% in Eurocom
  Communications Ltd and of 75% the management shares and 80% of the ordinary shares in Eurocom Holdings (1979) Ltd.

7 Indirectly holds shares in the Company through holdings in Eurocom Communications Ltd.

8 Mr. Nechama holds 14.88% of the outstanding share capital of Arison Holdings
(1988) Ltd., which holds 100% of the outstanding share capital of Arison Investments Ltd. Arison Investments Ltd. holds 49% of the outstanding share capital of Eurocom Communications Lts.

9 Unless otherwise noted, the address for all persons listed is 2 Dov Friedman Street, Ramat Gan, Israel.

10 Indirectly holds shares in the Company through holdings of 0.67% in Eurocom Communications Ltd and of 75% the management shares and 80% of the ordinary shares in Eurocom Holdings (1979) Ltd.

11 Indirectly holds shares in the Company through holdings in Eurocom Communications Ltd.

12 Delek Investments and Properties is a private company incorporated under the laws of the State of Israel and is a wholly owned subsidiary of Delek Group Ltd. Its principal business is investments in the fields of automobiles import and distribution, communications, infrastructure, chemistry and oil and gas exploration. It holds 40% of the outstanding share capital of Matav Cable Systems Media Ltd. and is its largest shareholder. The principal address for all parties is c/o Delek Group, 7 Giborei Israel Street, Industrial Zone (South), Netanya 42504, Israel.

13 Delek Group Ltd. is a company incorporated under the laws of the State of Israel, whose shares are listed on the Tel Aviv Stock Exchange. Approximately, 78.6% of Delek Group Ltd.'s outstanding shares are owned by Mr. Itshak (Tshuva) Sharon, through two private companies wholly owned by him, and the remainder is held by the public. The principal business of Delek Group Ltd. is holding investments in companies, predominantly companies located in Israel, operating mainly in the fields of manufacturing and distribution of petroleum derivatives, automobiles import and distribution, communications, energy, infrastructure, real estate and oil and gas exploration. Mr. Tshuva is an Israeli citizen and a businessman. The principal address for all parties is c/o Delek Group, 7 Giborei Israel Street, Industrial Zone (South), Netanya 42504, Israel.

Exhibit 3


February 7, 2005

Via Facsimile: (054-781-4193)

Partner Communications Company Ltd.
8 Amal Street
Afeq Industrial Park
Rosh-Ha'ayin 48103
Israel
Attn.: Amikam Cohen and Alan Gelman


                           Re:  Share Buy Back

Dear Sirs:

         The shareholders of Partner Communications Company Ltd., an Israeli company ("Partner"), set forth on Schedule A hereto (the "Israeli
Shareholders"), severally and not jointly, desire to sell Ordinary Shares, par value NIS 0.01 per share, of Partner ("Shares"), to Partner, pursuant to the terms and conditions set forth below (the "Buy Back"):

         1. Offer to Partner. The Israeli Shareholders, severally and not jointly, hereby irrevocably offer to sell to Partner the number of Shares set forth opposite their respective names on Schedule A hereto, subject to the terms and conditions set forth herein. As detailed on said Schedule A, the total number of Shares offered to Partner hereby, and the number of Shares offered by each Israeli Shareholder, shall vary depending on whether or not Matav Investments Limited ("Matav") elects to participate in the Buy Back pursuant to paragraph 3(a) below.

         2. Buy Back Price. The sale price per Share in the Buy Back (the "Buy Back Price") shall equal 90% of the Volume Weighted Average Price/VWAP of the Company on the Tel Aviv Stock Exchange (as determined by Bloomberg) over the 20 trading days immediately preceding the day before the date of the Partner shareholder meeting that approves the Buy Back; provided, however, that in no event shall the Buy Back Price be lower than NIS 31.0412 or higher than NIS 32.2216.

         3. Matav Participation Option and Put Option.

              (a) Matav shall have the option to participate in the Buy Back by offering and selling to Partner in the Buy Back the number of Shares set forth opposite Matav's name on Schedule A hereto (the "Matav Participation Option"). The Matav Participation Option shall be exercisable, in whole but not in part, until the end of the second business day immediately preceding the scheduled closing of the Buy Back by delivering written notice to each of the other Israeli Shareholders and to Partner. The other Israeli Shareholders shall notify Matav of such scheduled closing at least four business days prior thereto.

              (b) In the event that Matav shall not have exercised the Matav Participation Option, then, for a period of 90 days following the closing of the Buy Back, Matav shall have the option to sell to the other Israeli Shareholders, severally and not jointly, the number of Shares set forth opposite the respective names of the other Israeli Shareholders on Schedule B hereto (the "Matav Put Option"). The price per share of the Matav Put Option shall equal the Buy Back Price, plus the interest accrued on the escrowed amount described below. In the event that Matav shall not have exercised the Matav Participation Option, then, promptly following the closing of the Buy Back, the other Israeli Shareholders, severally and not jointly, shall deposit with G.L.E. Trust Services Ltd., as escrow agent, an amount equal to the product of the Buy Back Price times the number of Shares set forth opposite their respective names on Schedule B hereto. As soon as practicable after the date hereof, the Israeli Shareholders shall negotiate in good faith to enter into an Escrow Agreement with such escrow agent. In the event that Matav shall have exercised neither the Matav Participation Option nor the Matav Put Option, then Matav shall be solely responsible for maintaining the minimum required holding of Israelis (the "Required Israeli Percentage") under the license (the "License") granted to Partner by the Israeli Ministry of Communications (the "MOC").

         4.    Reserved

         5. Conditions to Closing. The closing of the Buy Back shall be subject to the satisfaction of the following conditions (the "Conditions"), all to be upon reasonable terms and conditions. Partner shall have the right to waive any of the Conditions, provided that any such waiver does not involve a violation of law, regulation (including the License) or rule:

              (a) receipt of financing by Partner of approximately $250 million from its lending banks to finance the Buy Back (the "Financing") and amendment of the Senior Credit Facility, dated August 13, 1998, among Partner and its lending banks, as amended (the "Credit Facility") to the extent required to effect the Buy Back;

              (b) approval of the Buy Back and the Financing by the shareholders of Partner pursuant to Section 275 of the Israeli Companies Law, including the amendment of Partner's Articles of Association, to the extent required to effect the Buy Back;

              (c) receipt of the consent from Partner's lending banks to release the secured guarantees of the Credit Facility granted by shareholders of Partner (and related Share pledges), Provided that if the banks so require, Partner may agree that the Shares may be purchased subject to the related Share pledges, and in which case this condition shall be deemed to have been satisfied;

              (d) approval of the MOC pursuant to the License of the transfer of 10% or more of Partner's means of control in the Buy Back;

              (e) amendment to the License lowering the Required Israeli Percentage from 20% to no greater than 5%, provided, however, that if the Required Israeli Percentage shall be lowered to a percentage between 9% and 5.1%, then this condition shall be deemed to have been satisfied and the number of Shares to be sold to Partner in the Buy Back shall be reduced by a percentage of outstanding Shares equal to the difference between the new Required Israeli Percentage and 5%, which reduction shall be allocated among the respective Israeli Shareholders pro rata based on the respective numbers of Shares set forth in Schedule A hereto;

              (f) approval of the Israeli Controller of Restrictive Trade Practices to Hutchison Telecommunications International Ltd. ("Hutchison") and its affiliates controlling more than 50% of Partner; and

              (g) no Israeli Shareholder shall have defaulted on its offer to sell Shares in the Buy Back.


         6. Representations and Warranties. Each Israeli Shareholder, with respect to itself only, severally and not jointly, hereby represents and warrants to Partner as follows:

              (a) Such Israeli Shareholder is the record and beneficial owner of the number of Shares set forth opposite such Israeli Shareholder's name on Schedule A under the caption "with Matav".

              (b) This letter agreement has been executed and delivered by such Israeli Shareholder, and, assuming due authorization, execution and delivery by all other parties hereto, this letter agreement constitutes a legal, valid and binding obligation of such Israeli Shareholder, enforceable against it in accordance with its terms, except (A) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (B) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

              (c) None of the Shares offered in the Buy Back by such Israeli Shareholder are subject to any lien, encumbrance, security interest, charge or pledge, except for the pledge granted to Partner's lending banks in connection with the Credit Facility.

         7. Closing.

              (a) The closing of the Buy Back shall take place four business days following the date on which all the conditions set forth in Section 5 above have been either satisfied or waived by the relevant parties, at the offices of Goldfarb, Levy, Eran & Co., 2 Weizmann Street 64239, Tel Aviv, Israel.

              (b) At the closing, the Israeli Shareholders shall deliver to Partner duly executed shares transfer deeds and share certificates representing the Shares offered to Partner pursuant hereto, and Partner shall transfer the applicable Buy Back Price for the offered Shares, by means of wire transfer of immediately available New Israeli Shekels, to the bank account of the respective Israeli Shareholders, the details of which shall be delivered to Partner in writing prior to the closing.

              (c) If the share certificates delivered by any Israeli Shareholder to Partner shall represent a number of Shares in excess the number of Shares sold to Partner hereunder, then Partner shall promptly arrange for the issuance and delivery to such Israeli Shareholder of a new share certificate representing the balance of such Shares.

              (d) Subject to the extent required by law (including the License or Articles of Association of Partner) that the Israeli Shareholders who retain Shares appoint and retain, from time to time, at least 10% of the directors of Partner (via a right to be included in an amendment to Partner's Articles of Association), who shall be Israeli, and comply with the relevant provision of the License, the Israeli Shareholders shall deliver to the Partner's secretary written resignation of their respective directors of Partner to take effect on the date of the closing of the Buy Back with an acknowledgement signed by each director, in a form satisfactory to Partner to the effect that each director has no claim against Partner for compensation for loss of office.

         8. Termination. This letter agreement and the Buy Back shall automatically terminate on the date that any of the following shall occur:
(i) on or before 21 days from the date after the signing hereof, Partner shall have failed to (A) deliver to each Israeli Shareholder a signed copy of this letter agreement indicating its acceptance thereof following the approval of its Audit Committee and Board of Directors or (B) publish a notice convening a shareholder meeting to approve the Buy Back scheduled for a date within 51 days from the date after the signing hereof, provided, however, that if Partner shall not yet have received the required approvals of the MOC and its lending banks for the Financing, then, upon written notice to the Israeli Shareholders, Partner shall be entitled to defer the publication of such shareholder meeting notice to a date no later than 41 days from the date after the signing hereof and to defer the scheduled date of such meeting to no later than 71 days from the date after the signing hereof; (ii) Partner shall have announced the cancellation of such shareholder meeting or its postponement to a date later than 51 days from the date hereof (or 71 days, if the deferral referenced in clause 7(i)(B) shall have been effected); (iii) the shareholders of Partner shall have failed to duly approve the Buy Back at the shareholder meeting convened for such purpose; or (iv) at the election of the Israeli Shareholders, the Buy Back shall not have closed for any reason within 80 days from the date hereof, provided that the Israeli Shareholders are not in material breach of the provisions hereof.

         9. Miscellaneous.

              (a) This letter agreement shall be governed in all respects by the internal laws of the State of Israel without regard to conflict of laws rules.

              (b) Except as otherwise provided herein, the provisions of this letter agreement shall inure to the benefit of, and be binding upon, the respective successors and permitted assigns of the parties hereto. No party, without the prior written consent of the other parties, may assign all or any of its rights or obligations under this letter agreement, provided, however, that Matav shall be entitled to transfer to its lending banks (namely, Bank Hapoalim, Bank Leumi, Bank Discount and First International Bank of Israel) (i) the number of Shares set forth opposite its name on Schedule A hereto together with an assignment of the Matav Participation Option and/or (ii) the total number of Shares set forth on Schedule B hereto together with the Matav Put Option.

              (c) This letter agreement, including the schedules attached hereto, constitute the full and entire understanding and agreement among the parties with regard to the subject matter hereof and thereof, and no party shall be liable or bound to any other party in any manner except as specifically set forth herein.

              (d) Except as expressly provided herein, neither this letter agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the all parties hereto. In addition, any party may waive in writing any right or Condition of which such party is the beneficiary.

              (e) All notices and other communications required or permitted under this letter agreement shall be in writing and shall be delivered by hand or sent by facsimile directed to (i) if to an Israeli Shareholder, at such Israeli Shareholder's address or facsimile number set forth on Schedule A, with a copy (which shall not constitute notice) to Goldfarb, Levy, Eran & Co., 2 Weizmann Street, Tel Aviv 64239, Israel, facsimile number:
+972-3-608-9909, Attention: Oded Eran, Adv. and Adam M. Klein, Adv.;
or (ii) if to Partner, to the address or facsimile number first above written. Any notice sent in accordance with this paragraph 7(e) shall be effective
(A) if delivered by hand, upon delivery or (B) if sent via facsimile, upon transmission and electronic confirmation of receipt.

              (f) The parties shall take all reasonable actions in good faith to cause the Conditions to be fulfilled as soon as practicable. In addition, the parties shall, and shall use their reasonable efforts to procure that any necessary third party shall, execute such documents and do such acts and things as may reasonably be required for the purpose of giving full effect to all the provisions of this letter agreement. The Israeli Shareholders shall be entitled to be actively involved in the negotiations with the MOC and other regulatory authorities.

              (g) The courts of Tel Aviv-Jaffo shall have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this letter agreement. All the parties hereto irrevocably submit to the jurisdiction of such courts and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

              (h) If the Buy Back Price shall equal or exceed NIS 32.1342, then any stamp duty arising from this letter agreement shall be borne by the Israeli Shareholders, severally and not jointly, pro rata based on the respective number of Shares sold in the Buy Back (subject to adjustment if the Matav Put Option is exercised). If the Buy Back Price shall be less than NIS 32.1342, then half of such stamp duty shall be borne by Partner and the other half shall be borne by the Israeli Shareholders severally and not jointly, pro rata based on their respective number of Shares sold in the Buy Back (subject to adjustment if the Matav Put
Option is exercised).

              (i) All share numbers and share prices herein shall be adjusted to reflect dividends, stock splits, rights offerings, etc.

              (j) This letter agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. If the foregoing is acceptable to Partner, please indicate Partner's acceptance of our offer to effect the Buy Back by signing in the space provided below and send a copy of this signed letter agreement to the Israeli Shareholders.

Very truly yours,

--------------------------------      --------------------------------
ELBIT LTD.                            EUROCOM COMMUNICATIONS LTD.

By:_____________________________      By:_____________________________
   Name:                                 Name:
   Title:                                Title:

--------------------------------      --------------------------------
POLAR COMMUNICATIONS LTD.             MATAV INVESTMENTS LTD.

By:_____________________________      By:_____________________________
   Name:                                 Name:
   Title:                                Title:
---------------------------------     --------------------------------
MATAV CABLE SYSTEMS MEDIA LTD.


By:_____________________________
   Name:
   Title:
----------------------------------    ---------------------------------




The offer set forth in this letter agreement is accepted subject to the terms and conditions set forth above, after having been approved by the Audit Committee and the Board of Directors of Partner:

Date:  February __, 2005

PARTNER COMMUNICATIONS COMPANY LTD.


By:___________________________________
    Name:
    Title:


                                   Schedule A

                     Israeli Shareholders and Offered Shares


----------------------------------------------------------------- --------------------------------------------
                                                                             No. of Shares Offered
----------------------------------------------------------------- ---------------------- ---------------------
Name and Address of Israeli Shareholders                                w/o Matav             with Matav
----------------------------------------------------------------- ---------------------- ---------------------


Elbit Ltd.                                                           15,856,551             12,765,190
3 Azrieli Center
Triangle Building, 42nd Floor
Tel Aviv 67023 Israel
Tel: +972-3-607-5555
Fax: +972-3-607-5556
Attention: Mr. Tal Raz (Director)

----------------------------------------------------------------- ---------------------- ---------------------
----------------------------------------------------------------- ---------------------- ---------------------
Eurocom Communications Ltd.                                          11,626,616             9,359,915
2 Dov Friedman Street
Ramat-Gan 52141 Israel
Tel: +972-3-753-0900
Fax: +972-3-752-9699
Attention: Amikam Shorer, Adv. (VP & Legal Counsel)

----------------------------------------------------------------- ---------------------- ---------------------
----------------------------------------------------------------- ---------------------- ---------------------
Polar Communications Ltd.                                             4,235,038             3,409, 384
21 Ha'arba'ah Street
Tel Aviv 64739 Israel
Tel: +972-3-684-5795
Fax: +972-3-684-5713
Attention: Ken Lalo (Executive Vice President)

----------------------------------------------------------------- ---------------------- ---------------------
----------------------------------------------------------------- ---------------------- ---------------------
Matav Investments Ltd.                                               0                      7,783,444
42 Pinkas Street, Netanya
Tel: +972-9-860-2161
Fax: +972-9-860-2288
Attention: Ori Gur Arieh, Adv. (General Counsel)

----------------------------------------------------------------- ---------------------- ---------------------
Total                                                                31,718,205             33,317,932
                                                                     ==========             ==========
----------------------------------------------------------------- ---------------------- ---------------------




                                   Schedule B

                     Shares subject to the Matav Put Option

-------------------------------------------------------- -----------------------------------------------------
Israeli Shareholder                                      Number of Shares
-------------------------------------------------------- -----------------------------------------------------

Elbit Ltd.                                               2,877,524
-------------------------------------------------------- -----------------------------------------------------
Eurocom Communications Ltd.                              2,109,908
-------------------------------------------------------- -----------------------------------------------------
Polar Communications Ltd.                                   768,542
                                                         ----------
--------------------------------------------------------------------------------------------------------------
   Total                                                 5,755,974
                                                         =========

EXHIBIT 4





                             Dated February 7, 2005

                         MATAV CABLE SYSTEMS MEDIA LTD.

                                       and

                             MATAV INVESTMENTS LTD.

                                       and

                                   ELBIT LTD.

                                       and

                           EUROCOM COMMUNICATIONS LTD.

                                       and

                            POLAR COMMUNICATIONS LTD.

                                       and

                 HUTCHISON TELECOMMUNICATIONS (NETHERLANDS) B.V.




                                    AGREEMENT

             relating, inter alia, to options to purchase shares in
                     Partner Communications Company Limited
                     And amendment of Relationship Agreement

4


                                                                  - -


This Agreement is made on February 7, 2005

Between:

(1) Matav Cable Systems Media Ltd. and Matav Investments Ltd., both of whose principal office is at 42 Pinkas Street, North Industrial Area, Netanya 42134, Israel (together, "Matav");

(2) Elbit Ltd. (successor in ownership to Elbit.COM Ltd.) whose principal office is 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv 67023, Israel ("Elbit");

(3) Eurocom Communications Ltd. whose principal office is at 2 Dov Friedman Street, Ramat Gan, Israel ("Eurocom");

(4) Polar Communications Ltd. (formerly known as Hapoalim Electronic Communication Limited), whose principal office is at 21
       Ha'arba'ah St., Tel Aviv 64739, Israel ("Polar"); and

(5) Hutchison Telecommunications (Netherlands) B.V. whose registered office is Leidsekade 98, 1017 Amsterdam, Netherlands ("Hutchison") (and together referred to hereinafter as the "Parties" and individually a "Party").

It is agreed as follows:

1      Interpretation

       In this Agreement, including the Schedules, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1    Definitions
       "Business Day" means a day on which banks are open for business in both Hong Kong and Tel Aviv (excluding Saturdays, Sundays and public holidays);

       "Buy Back" means the proposed purchase by the Company of 33,317,932 Shares from the Israeli Shareholders, or in the event that Matav does not participate, 31,718,205 Shares;

       "Call Option means the Call Option granted to Hutchison as set out in Clause 3.2 below;

       "Company" means Partner Communications Company Ltd.;

       "Credit Facility" means the senior credit facility between the Company and the participating lending banks, dated August 13, 1998, as amended;

       "Encumbrance" means any claim, charge, mortgage, security, lien, option, equity, power of sale, hypothecation or other third party rights, retention of title, right of pre-emption, right of first refusal or security interest of any kind;

       "Effective Date" means any one of the following occurrences or dates, but not otherwise: (A) in the event that (i) any directors nominated by Hutchison (or Advent Investments Pte Ltd. ("Advent") vote against the Buy Back at the meeting of Company's Board of Directors (without prejudice to their fiduciary duties) to be held within 21 days from the date hereof or (ii) no commitment to the financing of the Buy Back is obtained by the Company within 41 days from the date hereof or (iii) the Company does not publish a notice convening an EGM to approve the Buy Back within 41 days from the date hereof unless the failure to publish such notice is a consequence of either (I) the price per share, based on the three (3) trading day VWAP prior to the last Business Day preceding said 41st day being below NIS 32.59326 or (II) any of the conditions set forth in Clauses 6.1.2, 6.1.3 or 6.1.4 not being satisfied prior to said 41st day or (iv) Hutchison (or Advent) shall have breached Clause 8.3(a) hereof; or (B) the date on which the Company announces the cancellation of the EGM to approve the Buy Back after notice of the EGM has been published or the postponement of such EGM to a date later than 71 days of the date hereof; or (C) the date on which the Company's shareholders do not approve the Buy Back at the EGM to be held within 71 days from the date hereof; whichever is the earliest, Provided however that in the event that any one of the above occurrences or dates shall have occurred, the Israeli Shareholders, in their sole discretion, may notify Hutchison by notice in writing within three (3) Business Days thereof that they do not wish the Effective Date to occur, whereupon the Effective Date shall be deemed retroactively not to have occurred;

       "Governmental Body" means any governmental ministry, regulatory body, or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal);

       "Israeli Shareholders" means Matav, Elbit, Eurocom and Polar;

       "Legal Requirement" shall mean any law, statute, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body;

       "Licence" means a licence dated 7 April 1998 granted by the Minister of Communications to the Company, as such licence has been amended from time to time, including the Permit, as that term is defined in the Relationship Agreement;

       "NIS" means New Israeli Shekels, the lawful currency of the State of Israel;

       "Relationship Agreement" means an agreement dated 10 October 1999 and made between (1) Advent (2) Matbit (3) Matav (4) Elbit and (5) Tapuz Cellular Systems Limited Partnership (as amended);

       "Required Israeli Percentage" means the minimum holding of Shares by Israeli persons or entities under the Licence as may be in effect from time to time;

       "Required Founders Percentage" means the minimum holding by the Company's founders' group under the Licence as may be in effect from time to time;

       "Right of First Refusal" means the right of first refusal granted to Hutchison as set out in Clause 3.3 below;

       "Shares" means the issued Ordinary Shares of NIS 0.01 each in the share capital of the Company;

       "Share Pledge" means any pledge of the Shares granted by the Israeli Shareholders to the participating lending banks in connection with the Credit Facility; and

       "VWAP" means Volume Weighted Average Price/VWAP of the Company on the Tel Aviv Stock Exchange (as determined by Bloomberg) immediately preceding the last trading date.



1.2    Clauses, Schedules etc.
       References to this Agreement include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of and Schedules to this Agreement.

1.3    Information
       Any reference to information means information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.4    Headings
       Headings shall be ignored in construing this Agreement.

1.5    Adjustments
       All share numbers and prices herein shall be adjusted to reflect dividends, stock splits, rights offerings, etc. occurring after the date hereof.

1.6    Share Computations

       All references in this Agreement to percentages of the outstanding Shares of the Company shall be computed on a fully diluted basis.
2      Commencement of Agreement

2.1 This Agreement shall only come into force and effect on the Effective Date, save for Clauses 3.5, 8.1, 8.2, 8.3 and 10, which come into effect (except to the extent specified therein) on the date hereof, regardless of whether the Effective Date shall have occurred. If the Effective Date does not occur, the provisions of this Agreement (save for those specified in the preceding sentence) shall be deemed null and void.



3.     Sales of Shares; Options

Subject to Clause 2 above and Clauses 5 and 6 below:

3.1 From the Effective Date, the Israeli Shareholders shall be entitled to sell as a group, pro rata based upon their respective ownership percentages of the outstanding Shares, as set forth opposite their respective names on Schedule A hereto, in one or more transactions, up to an aggregate of approximately 9.71% of the Shares outstanding on the applicable sale dates, to any third parties at a price per share not lower than 90% of the 30-trading day VWAP immediately preceding the last trading date prior to the applicable sale, but not otherwise. As detailed on said Schedule A, the percentage of each Israeli Shareholder, permitted to be sold pursuant to this Clause 3.1 shall vary depending on whether or not Matav exercises its option pursuant to Clause 4 below.

3.2 From the Effective Date, the Israeli Shareholders, severally but not jointly, and pro rata based upon their respective ownership percentage of outstanding Shares, grant Hutchison a Call Option to purchase from them an aggregate of 2% of the Shares, as of the date of the exercise of the Call Option, as detailed on Schedule B hereto. As detailed on said Schedule B, each Israeli Shareholder's percentage of outstanding Shares subject to the Call Option shall vary depending on whether or not Matav exercises its option pursuant to Clause 4 below to sell any Shares pursuant to Clause 3. If any Israeli Shareholder shall default on its obligations under this Clause 3.2, then, within five (5) Business Days of such default, any or all of the non-defaulting Israeli Shareholders shall be entitled to remedy such default by selling to Hutchison additional Shares to ensure compliance with this Clause 3.2. Such action shall be without prejudice to the rights and remedies of the non-defaulting Israeli Shareholders against the defaulting Israeli Shareholder(s).

       The price per share of such Call Option shall be the weighted average sale price per share achieved for the final 5.48% of the Shares sold in accordance with Clause 3.3 (including the 12% discount referenced below).

       Hutchison shall be entitled to exercise the Call Option within 10 (Ten) Business Days from the Effective Date, and the closing of this Call Option transaction shall be five (5) Business Days subsequent to the condition precedent set out in Clause 6.2 below being fulfilled. In the event that the final 5.48% of said Shares are not all sold by the date for closing of the Call Option, the payment for said 2% of the Shares shall be as follows:

       The payment at said closing will be the price per share calculated in accordance with the formula set out in Clause 3.3.1 below with the closing date being the closing date of the Call Option transaction, subject to an adjustment in Hutchison's favour only should the weighted average price per share for the first sale of Shares pursuant to Clause
       3.3.1 below (whether to Hutchison or a third party) be lower than the price per share calculated at the closing of the Call Option transaction. If this occurs, each selling Israeli Shareholder, severally and not jointly, shall make a payment to Hutchison for an amount equal to the difference between said prices per share multiplied by the Shares sold by it at the closing of the Call Option transaction. Such payments shall be paid by wire transfer to Hutchison, to a bank account notified to the Israeli Shareholders, within five (5) Business Days from date of said first sale of said Shares.

       For so long as no Shares shall have been sold by any Israeli Shareholders pursuant to Clause 3.3, then, within six months from the closing of the Call Option transaction, Hutchison will have the right, exercisable by written notice to the Israeli Shareholders, to sell back the Shares purchased pursuant to the Call Option to the respective Israeli Shareholder sellers, severally and not jointly, at the price equal to the purchase price paid by Hutchison, plus interest at the rate of 90-day LIBOR per annum. Any Shares so sold back by Hutchison shall be free from any Encumbrances and shall thereafter be unrestricted and free and clear from any transfer restrictions or limitations. Closing of this put option transaction shall be ten (10) Business Days from the date of exercise thereof.

3.3 Subsequent to the sale of all the Shares permitted to be sold by the Israeli Shareholders under Clause 3.1 above, if any or all such Israeli Shareholders seek to sell, in one or more transactions, any additional number of Shares up to 7.48% (or up to 5.48% in the event of exercise of the Call Option set out in Clause 3.2 above) of the outstanding share capital of the Company, allocated pro-rata to their respective ownership percentage of the outstanding Shares, as detailed on Schedule C hereto, they shall only be entitled to sell such Shares according to the procedure set forth below in this Clause 3.3. As detailed on said Schedule C, the percentage of each Israeli Shareholder, permitted to be sold pursuant to this Clause 3.3 shall vary depending on whether or not Matav exercises its option pursuant to Clause 4 below to participate in the sales of Shares pursuant to Clauses 3.1 and 3.3.

       Hutchison shall first be given seven (7) days' prior written notice of such intention, which intention shall have no legal effect, and in the event that such notice of intention is followed by delivery to Hutchison of a formal notice signed by the relevant Israeli Shareholder(s) of such decision:

         3.3.1. Hutchison will then have the right, exercisable by written notice to the relevant Israeli Shareholders within three (3) Business Days to purchase all or a portion of such Shares from such Israeli Shareholders at a price equal to a discount of 12% of the price per share which is the average of the price per share of:

         a) the one-day VWAP on the trading day immediately prior to the closing date, and

         b) the three-day VWAP immediately prior to the closing date and ending on the closing date;

         Provided, however, that if required for the exercise of the Right of First Refusal and such exercise shall result in consolidation of the Company's accounts in the accounts of Hutchison Telecommunications International Limited (hereinafter, "HTIL") and HTIL is not able to obtain a waiver from the need to convene a meeting of shareholders of HTIL, then Hutchison, by notice to the Israeli Shareholders, shall be entitled to postpone the closing of the Right of First Refusal by forty-five (45) additional days. If approval of HTIL's shareholders at such meeting of shareholders shall not be obtained by such date, then the Israeli Shareholders shall be free to sell such Shares pursuant to Clause 3.3.2 below.

         3.3.2 If Hutchison does not exercise such right in full within such period, the Israeli Shareholders shall be entitled, during the next 90 (Ninety) days, to sell the unexercised portion of such shares to any third parties in one or more transactions provided that the price per share for each sale shall not be less than the price determined pursuant to Clause 3.3.1 above (including said 12% discount).

         3.3.3 In the event that the Israeli Shareholders are not able to sell such Shares for a price per share not less than the price set out in Clause 3.3.2 above, the provisions of this Clause 3 shall apply for any future proposed sale(s) of such Shares until either Hutchison purchases the Shares pursuant to this Section 3.3 or they are sold by such Israeli Shareholders in accordance with Clause 3.3.2.

3.4 Notwithstanding anything to the contrary, the Israeli Shareholders, save for Matav unless it exercises its option pursuant to Clause 4 below to participate in any sale of Shares pursuant to Clause 3, severally but not jointly, based on their respective ownership percentage of the outstanding Shares, as detailed on Schedule D hereto, agree to ensure that the number of Shares contained in the Call Option and the Right of First Refusal shall enable Hutchison to hold more than 50% of the Shares, upon full exercise of its rights hereunder and assuming no sales of Shares by Hutchison and no dilution as a result of public or private equity offerings by the Company.

3.5 In the event that Matav does not exercise its option under Clause 4 to sell Shares pursuant to Clause 3, Matav shall be solely responsible for maintaining the Required Israeli Percentage. In the event that Matav exercises its option under Clause 4 to sell Shares pursuant to Clause 3, each of the Israeli Shareholders hereby undertakes and agrees, severally and not jointly, at all times, to hold pro rata a sufficient number of Shares to comply with the Required Israeli Percentage, as detailed on Schedule D hereto. Notwithstanding the foregoing, subject to fulfillment of Clauses 3.2 to 3.4, any Israeli Shareholder shall be entitled to sell Shares to an Israeli resident who undertakes to comply with the Required Israeli Percentage in respect of such Shares and to enter into the Relationship Agreement.

3.6 Notwithstanding Clause 2.1 above, from the closing of the Buy Back or the Effective Date, whichever is applicable, Hutchison shall have the additional pro rata obligations of a member of the founder group under the Licence as a result of any Shares sold by the Israeli Shareholders pursuant to the Buy Back or Clause 3.3 of this Agreement, as the case may be, to the extent necessary to comply with the Required Founders Percentage less the Required Israeli Percentage.



4.     Matav Option

4.1 Matav shall have the same right as the other Israeli Shareholders to sell Shares pursuant to Clauses 3.1, 3.2 and 3.3, pro rata as set forth in the Schedules thereto. The other Israeli Shareholders shall notify Matav of each scheduled sale of Shares pursuant to Clause 3.1, 3.2 or
       3.3 at least four (4) Business Days prior thereto. Matav shall be entitled to exercise such right, in whole but not in part, by the end of the second Business Day following such notice.

4.2 In the event that Matav shall not have exercised the right set forth in Clause 4.1, then, for a period of 90 days from the closing of any sale of Shares pursuant to Clause 3.1, 3.2 or 3.3, Matav shall have the option to sell to the other Israeli Shareholders, severally and not jointly, the number of Shares that would cause all the Israeli Shareholders to have sold the respective percentages of Shares that they would have sold had Matav originally participated in the transactions contemplated in Clauses 3.1, 3.2 and 3.3 (the "Matav Put Option"). The Matav Put Option, if exercised, must be exercised in full in respect of all past sales of Shares pursuant to Section 3.1, 3.2 and
       3.3 and any future sales of Shares thereunder. The price per share of the Matav Put Option shall equal the actual prices of the applicable sales made by the Israeli Shareholders, plus the interest accrued on the escrowed amount described below. In the event that Matav shall not have exercised the right set forth in Clause 4.1, then, promptly following the closing of any sales made pursuant to Clauses 3.1, 3.2 or 3.3, the other Israeli Shareholders, severally and not jointly, shall deposit with G.L.E. Trust Services Ltd., as escrow agent, an amount equal to the difference between the amount of proceeds received by such Israeli Shareholder and the amount of proceeds that such Israeli Shareholder would have received had Matav participated in such sale. As soon as practicable after the date hereof, the Israeli Shareholders shall negotiate in good faith to enter into an Escrow Agreement with said escrow agent.


5.     Representations and Warranties


       Each of the Israeli Shareholders hereby represents and warrants with respect to itself, severally and not jointly, to and for the benefit of Hutchison, the representations and warranties set forth below. All such representations and warranties shall be true and correct as of the date hereof and shall remain true and correct as of the closing of each transaction contained in this Agreement, as if made at such time.

5.1 Authority; Binding Nature of Agreement. Such selling Israeli Shareholder has the right, power and authority to enter into and to perform its obligations under this Agreement and the execution, delivery and performance by such Israeli Shareholder has been duly authorized by all necessary corporate action on the part of such Israeli Shareholder. This Agreement constitutes the legal, valid and binding obligation of such Israeli Shareholder, enforceable against such Israeli Shareholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

5.2 No Encumbrances. Such Israeli Shareholder owns and holds the Shares to be purchased by Hutchison pursuant to Clause 3.2 and 3.3 free and clear of any Encumbrances other than the Share Pledge (which shall, prior to closing, be released with respect to the Shares) and any rights set forth in the Relationship Agreement or the Company's Articles of Association.

5.3 Consents and Approvals. No filing or registration with, no notice to and no permit, authorization, waiver, consent or approval of, any third party or any Governmental Body is necessary for the consummation by such Israeli Shareholder of the transaction contemplated by this Agreement other than (i) the release of the Share Pledge, (ii) as required by the License and (iii) the approval of the Controller of Restrictive Trade Practices, to the extent required by law.

5.4 No Violation. Neither (1) the execution, delivery or performance of this Agreement, nor (2) the consummation of the transactions contemplated by this Agreement, will contravene, conflict with or result in a violation of (i) any of the provisions of the Memorandum of Association or Articles of Association of such Israeli Shareholder,
       (ii) any Legal Requirement or any order, writ, injunction, judgment or decree to which such Israeli Shareholder is subject, except as set forth in Clause 5.3 above, or (iii) any agreement or arrangement to which such Israeli Shareholder is party.

5.5 Brokers. No broker, finder or investment banker, is entitled to any brokerage, finder's or other fee or commission on behalf of such Israeli Shareholder in connection with the transaction contemplated by this Agreement and for which Hutchison may be liable.

5A.    Representations and Warranties


       Hutchison hereby represents and warrants to and for the benefit of the Israeli Shareholders, the representations and warranties set forth below. All such representations and warranties shall be true and correct as of the date hereof and shall remain true and correct as of the closing of each transaction contained in this Agreement, as if made at such time.

5A.1 Authority; Binding Nature of Agreement. Hutchison has the right, power and authority to enter into and to perform its obligations under this Agreement and the execution, delivery and performance by it has been duly authorized by all necessary corporate action on its part. This Agreement constitutes the legal, valid and binding obligation of Hutchison, enforceable against it in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

5A.2 Consents and Approvals. No filing or registration with, no notice to and no permit, authorization, waiver, consent or approval of, any third party or any Governmental Body is necessary for the consummation by Hutchison of the transaction contemplated by this Agreement other than
       (i) the release of the Share Pledge, (ii) as required by the Licence,
       (iii) the approval of the Controller of Restrictive Trade Practices, to the extent required by law and (iv) shareholder approval of HTIL (as described in Clause 3.3.1).

5A.3 No Violation. Neither (1) the execution, delivery or performance of this Agreement, nor (2) the consummation of the transactions contemplated by this Agreement, will contravene, conflict with or result in a violation of (i) any of the provisions of the Memorandum of Association or Articles of Association of Hutchison, (ii) any Legal Requirement or any order, writ, injunction, judgment or decree to which it is subject, except as set forth in Clause 5A.2 above, or (iii) any agreement or arrangement to which it is party.

5A.4 Brokers. No broker, finder or investment banker, is entitled to any brokerage, finder's or other fee or commission on behalf of Hutchison in connection with the transaction contemplated by this Agreement and for which any Israeli Shareholder may be liable.

6.     Conditions to Closing.

6.1 Each and both of the transactions contained in Clause 3.1 and 3.3 above are conditional upon satisfaction of all the following conditions on or prior to their respective closing:

         6.1.1 Receipt of the consent from the Company's lending banks to release the secured guarantees (and related Share Pledges) of all the Parties;

         6.1.2 Approval of the Israeli Ministry of Communications of the transfer of 10% or more of the Company's means of control pursuant to the License, to the extent required;

         6.1.3 Amendment to the Licence reducing the Required Founders Percentage from 30% to no more than 26%, provided, however, that to the extent that the Required Founders Percentage shall not be reduced to 26%, then the aggregate percentage transferable pursuant to Clause
         3.1 shall be reduced by the product of the Israeli Shareholders' pro rata share of the Required Founders Percentage multiplied by the difference between 26% and the approved (new) Required Founders Percentage as of the closing of each sale of Shares pursuant to Clause 3.1 (subject to the reduction caused by this Clause 6.1.3 and Clause 6.1.4 not exceeding 9.71%), in which case this condition shall be deemed to have been satisfied;

         6.1.4 Amendment to the Licence reducing the Required Israeli Percentage from 20% to no more than 5%, provided, however, that to the extent that the Required Israeli Percentage shall not be reduced to 5%, then the aggregate percentage transferable pursuant to Clause
         3.1 shall be reduced by the difference between 5% and the approved
         (new) Required Israeli Percentage as of the closing of each sale of Shares pursuant to Clause 3.1 (subject to the reduction caused by this Clause 6.1.4 and Clause 6.1.3 not exceeding 9.71%), in which case this condition shall be deemed to have been satisfied;

         6.1.5 Approval of the Israeli Controller of Restrictive Trade Practices to HTIL and its affiliates controlling more than 50% of the Company as a result of the exercise of the Call Option and the Right of First Refusal; and

         6.1.6 If the Call Option shall have been exercised, the Israeli Shareholders, collectively, shall have enabled Hutchison to close the Call Option transaction in full.

6.2 The transaction contained in Clause 3.2 is conditional upon receipt of the consent from the Company's lending banks to release the Secured Pledge over the relevant Shares on or prior to closing.



7.     Closing


7.1    Place
         7.1.1 Closing of the transactions set out in Clauses 3.2 and 3.3.1 shall take place at the offices of Yigal Arnon & Co at 1 Azrieli Center, Tel Aviv.

         7.1.2 Closing of the transactions set out in Clause 4.2 shall take place at the offices of Goldfarb, Levy, Eran & Co., 2 Weizmann
         Street, Tel Aviv.


7.2    Obligations on Completion
         7.2.1 On closing of the transactions set out in Clauses 3.2 and 3.3.1, the Parties shall procure that their respective obligations specified in Schedule 1 are fulfilled.

         7.2.2 On closing of the transaction set out in Clause 3.1 in respect of the total number of Shares transferable pursuant thereto, and subject to Clause 8.1(d), the Israeli Shareholders shall deliver to the Company's secretary written resignation of their respective directors of the Company to take effect on the date of the closing of the said transaction with an acknowledgement signed by each director, in a form satisfactory to Hutchison, to the effect that each director has no claim against the Company for compensation for loss of office. Thereafter, subject to the obligation of Israeli Shareholders under Clause 8.1(d), Hutchison shall use its best efforts, for so long as it owns more than 50% of the Shares, to maintain the number of Israeli members of the Company's Board of Directors that may be required under the License from time to time.


7.3    Payment of Price
       At closing of each of the transactions set out in Clauses 3.2 and 3.3.1, Hutchison shall pay the purchase price as calculated pursuant to the provisions hereof for the relevant Shares, by means of wire transfer of immediately available New Israeli Shekels, to the bank account of the respective Israeli Shareholders, the details of which shall be delivered to Hutchison in writing prior to the applicable closing.



8.     Mutual Obligations

8.1 The Parties shall use diligent efforts to agree to the form of the amendment to the Relationship Agreement reflecting the following matters within 30 days of the date hereof:

       (a) Cancellation of the voting arrangements for the nomination of directors set out in Sections 6.1.2, 6.1.4, 6.1.16, 6.5.2, and 6.5.3therein;

       (b) Cancellation of the Parties' respective guarantee obligations and undertakings set out in Section 14 therein;

       (c) Modifications to reflect any amendments that shall be made to the Licence from time to time, including Sections 8.1.3 and 11.2 of the Relationship Agreement - such amendments to take effect upon the applicable amendment to the Licence, whether or not the events below in
       (A) or (B) in the paragraph following Sub-Clause (d) immediately below shall occur; and

       (d) To the extent required by law (including the Licence or Articles of Association of the Company), a requirement that the Israeli Shareholders who retain Shares (or their respective transferees in accordance with Clause 3.5) (i) appoint and retain, from time to time, at least 10% of the directors of Partner via a right to be included in an amendment to Partner's Articles of Association who shall be Israeli and comply with the relevant provision of the Licence and (ii) retain responsibility for complying with the Required Israeli Percentage, as set forth in Clause 3.5 above - such obligations shall be binding on the Israeli Shareholders from the date of the applicable amendment to the Licence whether or not the events below in (A) or (B) immediately below shall occur.

       The Parties shall use diligent efforts to amend the Relationship Agreement as aforesaid, effective as of the earlier to occur of (A) the closing of Hutchison's Call Option in which the Israeli Shareholders collectively sell to Hutchison 2% of the Shares or the expiration of the Call Option unexercised, but subject to satisfaction of the conditions set forth in Clauses 6.1.3 and 6.1.4, or (B) the closing of the Buy Back. If the event described in either (A) or (B) shall have occurred and the Relationship Agreement shall not yet have been amended as aforesaid, then the Relationship Agreement automatically shall be deemed to be amended immediately in accordance with this Clause 8.1.

       If and when the Relationship Agreement shall terminate in relation to Eurocom pursuant to Section 16.3 thereof Tapuz Cellular Systems Ltd., an affiliate of Eurocom that owns one Share, shall also be released from all its obligations and restrictions thereunder.

8.2 From the date hereof, the Parties agree to assist the Company to procure (a) the reduction of the Required Founders Percentage in the Licence from 30% to no more than 26%, (b) the reduction of the Required Israeli Percentage in the Licence from 20% to no more than 5% and (c) the release of the secured guarantees (and related Share Pledges) of all the Parties in favour of the Company's lending banks, all the above to be upon reasonable terms and conditions.

8.3 (a) Each Party shall vote all its Shares in favour of the Buy Back (and any related resolutions) in the applicable shareholders meeting of the Company.



       (b) On the date hereof, the Parties shall enter into the form of agreement attached as Schedule 2 hereto to assist Matav and its shareholders in being released from the "borrowers group" limitations, as defined under the rules issued by the Bank of Israel in November 2003 regarding "Limitations on the liability of a borrower and/or group of borrowers".


9.     [RESERVED]


10.    Other Provisions


10.1   Announcements
       No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of the Parties without the prior written approval of all the Parties. This shall not affect any announcement or circular by or on behalf of any Party required by law or any regulatory body or the rules of any recognised stock exchange, but the Party with an obligation to make an announcement or issue a circular shall consult with the other Parties insofar as is reasonably practicable before complying with such an obligation.


10.2   Confidentiality
       10.2.1 Subject to Clause 10.2.2 below, each of the Parties shall treat as confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

                 (i) the provisions of this Agreement and any agreement entered into pursuant to this Agreement; or

                 (ii) the negotiations relating to this Agreement (and such other agreements).

       10.2.2 Clause 10 shall not prohibit disclosure of any information if and to the extent:

                 (i) the disclosure or use is required by law, any regulatory body or the rules and regulations of any recognised stock exchange;

                 (ii) the disclosure or use is required to vest the full benefit of this Agreement in the Parties;

                 (iii) the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is reasonably required to be made to a taxation authority in connection with the taxation affairs of the disclosing Party;

                 (iv) the disclosure is made to professional advisers of the Parties, provided that such professional advisers are informed of the provisions of Clause
                          10 in respect of such information, in which case the Party retaining such adviser shall be held responsible for any breaches by such adviser of the restrictions set forth in Clause 10;

                 (v) the information becomes publicly available (other than by breach of this Agreement); or

                 (vi) the other Parties have given prior written approval to the disclosure or use;

                 provided that prior to disclosure or use of any information pursuant to paragraphs (ii) or (iii) (except in the case of disclosure to a taxation authority), the Party concerned shall promptly notify the other Parties of such requirement with a view to providing the other Parties with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.


10.3   Successors and Assigns


       10.3.1 No Party may, without the prior written consent of the other Parties, assign the benefit of all or any of its obligations under this Agreement, provided, however, that Matav shall be entitled to transfer to its lending banks (namely, Bank Hapoalim, Bank Leumi, Bank Discount and First International Bank of Israel) the number of Shares that it is entitled to sell pursuant to this Agreement together with an assignment of its rights under Clause 4.

       10.3.2 Notwithstanding anything to the contrary, Hutchison, by serving notice on the other Parties, shall have the right to nominate an affiliate (that is, a directly or indirectly wholly owned entity of Hutchison or a directly or indirectly wholly owned entity of the ultimate owner of Hutchison) to assume any or all of the rights and obligations of Hutchison under this Agreement, without relieving Hutchison of its obligations under this Agreement, and Hutchison shall procure that such affiliate complies with all obligations of Hutchison under this Agreement as if such affiliate were a party to this Agreement.


10.4   Further Assurances
       At any time after the date of this Agreement, the parties shall take all reasonable actions in good faith to cause the conditions set forth in Clause 6 to be fulfilled as soon as practicable. In addition, the Parties shall and shall use their best endeavours to procure that any necessary third party shall execute such documents and do such acts and things as any Party may reasonably require for the purpose of giving to such Party the full benefit of all the provisions of this Agreement.


10.5   Costs
       The selling Israeli Shareholders, on the one hand, and Hutchison, on the other hand, shall each bear one-half of all stamp duty and transfer taxes payable in connection with the transactions contained in this Agreement, to the extent applicable.


10.6   Notices
       10.6.1 Any notice or other communication in connection with this Agreement or with any legal proceedings under this Agreement shall be in writing in English (a "Notice") and shall be sufficiently given or served if delivered or sent:

               in the case of an Israeli Shareholder, at such Israeli Shareholder's address or facsimile number set forth on Schedule A hereto, with a copy (which shall not constitute notice) to Goldfarb, Levy, Eran & Co., 2 Weizmann Street,
         Tel Aviv 64239, Israel, facsimile number: +972-3-608-9909,
         Attention: Oded Eran, Adv. and Adam M. Klein, Adv.; and

                  in the case of Hutchison to:

              Leidsekade 98, 1017 Amsterdam,
              Netherlands


Attention:                            Legal Department


               With a copy to HTIL at 18/F Two Harbourfront 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong, fax: +852 2827 1371, attention: Legal Department.



         10.6.2 Notice may be delivered by hand or sent by fax. Without prejudice to the foregoing, any Notice shall conclusively be deemed to have been received upon the first Business Day following transmission and electronic confirmation of receipt), if sent by fax, or at the time of delivery, if delivered by hand.


10.7   Invalidity
       If any term in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such term or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected.


10.8   Counterparts
       This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by executing any such counterpart.


10.9   Governing Law and Submission to Jurisdiction
         10.9.1 This Agreement and the documents to be entered into pursuant to it, shall be governed by and construed in accordance with the laws of the State of Israel.

         10.9.2 All the Parties irrevocably agree that the courts of Tel Aviv/Jaffo are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and the documents to be entered into pursuant to it. All the Parties irrevocably submit to the jurisdiction of such courts and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.



10.10  Amendments and Waivers

       Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the all Parties. In addition, any Party may waive any right or condition of which such Party is the beneficiary.

10.11  Entirety of Agreement

       This Agreement, including the schedules attached hereto, constitute the full and entire understanding and agreement among the parties with regard to the subject matter hereof and thereof, and no Party shall be liable or bound to any other party in any manner except as specifically set forth herein.












In witness whereof this Agreement has been duly executed.



SIGNED by [                                     ]
on behalf of Matav Investments Ltd. in the presence of:



SIGNED by [                                     ]
on behalf of Elbit Ltd in the presence of:




SIGNED by [                                        ]
on behalf of Eurocom Communications Ltd.
in the presence of:





SIGNED by [                                        ]
on behalf of Polar Communications Ltd.
in the presence of:





SIGNED by [                                        ]
on behalf of Hutchison Telecommunications
(Netherlands) B.V.
in the presence of:





    We, Advent Investments Pte Ltd., hereby agree to comply with the provisions of Clauses 8.1 and 8.3 of this Agreement.
 -----------------------------------------------------------------------------



                                              Advent Investments Pte Ltd.
                                              ----------------------------




SIGNED by [                                     ]
on behalf of Matav Cable Systems Media Ltd. in the presence of:




    We, Tapuz Cellular Systems Ltd., hereby agree to comply with the provisions of Clauses 8.1 and 8.3 of this Agreement.


    -----------------------
    Tapuz Cellular Systems Ltd,


    Schedule A

              Israeli Shareholders and their respective Percentages
            of Outstanding Shares Transferable Pursuant to Clause 3.1


                                                                  -------------------------------------------
                                                                                  Percentage
----------------------------------------------------------------- ---------------------- ---------------------
Name and Address of Israeli Shareholder                                 w/o Matav             with Matav
----------------------------------------------------------------- ---------------------- ---------------------

                                                                      4.855204%              3.720974%
Elbit Ltd.
3 Azrieli Center
Triangle Building, 42nd Floor
Tel Aviv 67023 Israel
Tel: +972-3-607-5555
Fax: +972-3-607-5556
Attention: Mr. Tal Raz (Director)

----------------------------------------------------------------- ---------------------- ---------------------
Eurocom Communications Ltd.                                           3.560017%              2.728357%
2 Dov Friedman Street
Ramat-Gan 52141 Israel
Tel: +972-3-753-0900
Fax: +972-3-752-9699
Attention: Amikam Shorer, Adv. (VP & Legal Counsel)

----------------------------------------------------------------- ---------------------- ---------------------
Polar Communications Ltd.                                             1.296749%              0.993814%
21 Ha'arba'ah Street,
Tel Aviv 64739 Israel
Tel: +972-3-684-5795
Fax: +972-3-684-5713
Attention: Ken Lalo (Executive Vice President)

----------------------------------------------------------------- ---------------------- ---------------------
----------------------------------------------------------------- ---------------------- ---------------------
Matav Investments Ltd.                                                0%                     2.268826%
42 Pinkas Street, Netanya
Tel: +972-9-860-2160
Fax: +972-9-860-2286
Attention: Ori Gur Arye, General Counsel

----------------------------------------------------------------- ---------------------- ---------------------
Total                                                                 9.711971%              9.711971%
                                                                      =========              =========


                                   Schedule B

                       Respective Percentages subject to
                Hutchison's 2% Call Option pursuant to Clause 3.2


                                                                                  Percentage
----------------------------------------------------------------- ---------------------- ---------------------
Israeli Shareholder                                                     w/o Matav             with Matav
----------------------------------------------------------------- ---------------------- ---------------------

                                                                      0.999839%              0.766265%
Elbit Ltd.

----------------------------------------------------------------- ---------------------- ---------------------
Eurocom Communications Ltd.                                           0.733119%              0.561854%

----------------------------------------------------------------- ---------------------- ---------------------
Polar Communications Ltd.                                             0.267041%              0.204658%

----------------------------------------------------------------- ---------------------- ---------------------
Matav Investments Ltd.                                                0%                     0.467223%

----------------------------------------------------------------- ---------------------- ---------------------
Total                                                                 2%                     2%
                                                                      ==                     ==
----------------------------------------------------------------- ---------------------- ---------------------


                                   Schedule C

                       Respective Percentages subject to
            Hutchison's Right of First Refusal pursuant to Clause 3.3



                                                                                  Percentage
----------------------------------------------------------------- ---------------------- ---------------------
Israeli Shareholder                                                     w/o Matav             with Matav
----------------------------------------------------------------- ---------------------- ---------------------

                                                                      2.740636%              2.100393%
Elbit Ltd.

----------------------------------------------------------------- ---------------------- ---------------------
Eurocom Communications Ltd.                                           2.009537%              1.540086%

----------------------------------------------------------------- ---------------------- ---------------------
Polar Communications Ltd.                                             0.731981%              0.560982%

----------------------------------------------------------------- ---------------------- ---------------------
Matav Investments Ltd.                                                0%                     1.280693%

----------------------------------------------------------------- ---------------------- ---------------------
Total                                                                 5.482154%              5.482154%
                                                                      =========              =========
----------------------------------------------------------------- ---------------------- ---------------------




                                   Schedule D

                           Respective Percentages of
                         the Required Israeli Percentage



                                                                                  Percentage

----------------------------------------------------------------- ---------------------- ---------------------
Israeli Shareholder                                                     w/o Matav             with Matav

----------------------------------------------------------------- ---------------------- ---------------------
                                                                      0%                     38.300%
Elbit Ltd.

----------------------------------------------------------------- ---------------------- ---------------------
Eurocom Communications Ltd.                                           0%                     28.113%

----------------------------------------------------------------- ---------------------- ---------------------
Polar Communications Ltd.                                             0%                     10.232%

----------------------------------------------------------------- ---------------------- ---------------------
Matav Investments Ltd.                                                100%                   23.355%

----------------------------------------------------------------- ---------------------- ---------------------
Total                                                                 100%                   100%
                                                                      ====                   ====
----------------------------------------------------------------- ---------------------- ---------------------




                                   Schedule 1




                             Completion Obligations

1______Israeli Shareholders respective Obligations

       On closing each selling Israeli Shareholder shall:

1.1    deliver or make available to Hutchison:

       1.1.1 evidence of the due fulfilment of the conditions specified in Clause 6.1 above; and

       1.1.2 transfer deeds in the agreed terms for the transfer of the Shares duly executed by the registered holders in favour of Hutchison, or as it may direct, accompanied by the relevant share certificates issued by the Company. If the share certificates delivered by any Israeli Shareholder to Hutchison shall represent a number of Shares in excess the number of Shares sold to Hutchison hereunder, then the applicable Parties shall cooperate in arranging for the issuance and delivery of share certificates representing the applicable number of Shares.

2      Hutchison's Obligations

       At closing, Hutchison shall do as required or necessary for the execution, delivery and performance of documents required to be executed by Hutchison for the contemplated transaction.







                                   Schedule 2

                           The Matav Release Document



This Amendment Agreement No. 2 to the Relationship Agreement is made on February 7, 2005

Between:

1. Advent Investments Pte Limited whose principal office is at 1 King George's Avenue, #03-00 Rehau Building, Singapore ("Advent");

2. Matav Investments Ltd whose principal office is at 42 Pinkas Street, North Industrial Area, Netanya 42134, Israel ("Matav");

3. Elbit Ltd whose principal office is at 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv 670231 Israel ("Elbit");

4.Eurocom Communications Ltd whose principal office is at 2 Dov Friedman Street Ramat Gan, Israel ("Eurocom");

5. Polar Communications Ltd (formerly known as Hapoalim Electronic Communication Limited) whose principal office is at 21 Ha'arba'ah., Tel-Aviv 64739, Israel ("Polar");

6. Tapuz Cellular Systems Ltd whose principal office is at 2 Dov Friedman Street, Ramat Gan, Israel ("Tapuz"); and

7. Hutchison Telecommunications (Netherlands) B.V. whose registered office is at De Boelelaan 7 Officia 1; 1083 HJ Amsterdam, Netherlands ("Hutchison");

(and together referred to hereinafter as the "Parties" or individually as a "Party").

Whereas: Delek Group Ltd. (and its Affiliates) (collectively - "Delek"), Matav and Matav Cable Systems Media Ltd. have notified the Parties that Bank Leumi Le'Israel Ltd. (the "Bank") has notified them that, in light of the rules of the Bank of Israel pertaining to "Limitations on the liability of a borrower and/or group of borrowers (11/03) (the "Rules") from one hand and the provisions of the Relationship Agreement from the other hand, the Company ("Partner"), together with Matav, Matav Cable Systems Media Ltd. ("Matav Cables") and Delek, are viewed and treated by the Bank as one "group of borrowers" as defined in the Rules ("Bank Leumi Event"), and therefore, the Bank is currently not willing to provide Matav, Matav Cables and Delek with any additional credit; and

Whereas: At the request of Matav, Matav Cables and Delek Group Ltd., the Parties have ageed to amend the Relationship Agreement, in accordance with and subject to the provisions hereof, with the sole intent of assisting Delek and Matav to solve and overcome the Bank Leumi Event.

It is hereby agreed as follows-

1.The Parties hereby agree to amend the Relationship Agreement, effective from the date hereof, by adding new sub-clause 6.5.3(e) as follows:

"6.5.3(e). Notwithstanding the provisions of clause 6.5.3(d) above and without derogating from the provisions of clause 6.5.2(a) above, the provisions of clauses 6.5.2(b) and 6.5.3(a) above shall not apply to Matav as long as such application might cause a Bank Leumi Event, but not otherwise."

2. Matav hereby agrees to consider in good faith any relevant issues relating to the Rules which may effect other Parties from time to time, including, without limitation Hutchison and Advent, whilst at all times using its best efforts to preserve the existing rights of Hutchison and Advent, including, inter alia, Matav agreeing to, and signing, an amendment of the Articles of Association of the Company and/or other amendments to the Relationship Agreement. Matav agreement to sign any such documents will be subject to the execution of these documents by all the other Parties and subject also that the execution of any of the documents will not give rise to a Bank Leumi Event.

3. Notwithstanding the terms of section 2 above, it is agreed and acknowledged by the Parties that this Amendment No. 2 is made on an ad-hoc basis, designated solely for the purpose of overcoming the Bank Leumi Event, shall not serve as a precedent and shall not be interpreted as binding any of the Parties to agree to any future request by any Shareholder of the Company to make any other amendments to the Relationship Agreement in that respect. Neither Party shall have any claim or demand against any of the other Parties in the event that any of the other Parties shall not agree to make any further amendments to the Relationship Agreement.

All other terms and conditions of the Relationship Agreement and of the Amendment Agreement dated April 23, 2002, not specifically amended hereunder shall remain unchanged. All terms not defined herein shall have the meaning as in the Relationship Agreement and the Amendment Agreement.

This Amendment Agreement No. 2 is an integral part of the Relationship Agreement, for any purpose.

In witness whereof this Amendment Agreement No. 2 has been duly executed.


SIGNED by
on behalf of Advent Investments Pte
Limited in the presence of:

SIGNED by
on behalf of Matav Investments Ltd
Limited in the presence of:

SIGNED by
on behalf of Elbit Ltd in the presence of:

SIGNED by
on behalf of Eurocom Communications Ltd
in the presence of:

SIGNED by
on behalf of Polar Communications Ltd
in the presence of:

SIGNED by
on behalf of Tapuz Cellular Systems Ltd
in the presence of:

SIGNED by
on behalf of Hutchison
Telecommunications (Netherlands) B.V.
in the presence of:

Exhibit 5

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: March 1, 2005

                             MATAV INVESTMENTS LTD.

                             By: /s/ Assaf Bartfeld
                                 -----------------

                             Name:Assaf Bartfeld
                             Title: Director


                             By: /s/ Meir Srebernik
                                 -----------------

                             Name:Meir Srebernik
                             Title: Director


                             MATAV CABLE SYSTEMS MEDIA LTD.

                             By: /s/ Assaf Bartfeld
                                 -----------------

                             Name:Assaf Bartfeld
                             Title: Director


                            By: /s/ Meir Srebernik
                                 -----------------

                             Name:Meir Srebernik
                             Title: Director


                             EUROCOM COMMUNICATIONS LTD.

                             By: /s/ Shaul Elovitch
                                 --------------------

                             Name: Shaul Elovitch
                             Title: Chairman


                             EUROCOM HOLDINGS (1979) LTD.

                             By: /s/ Shaul Elovitch
                                 ------------------
                             Name: Shaul Elovitch
                             Title: Chairman


                             /s/ Shaul Elovitch
                             -------------------

                             SHAUL ELOVITCH